Exhibit 5.2
CONSENT OF OSLER, HOSKIN & HARCOURT LLP
June 10, 2011
The Bank of Nova Scotia
44 King St. West,
Scotia Plaza, 8th Floor
Toronto, Ontario, Canada
M5H 1H1
Dear Sirs/Mesdames:
Re:  Registration Statement on Form F-9 of The Bank of Nova Scotia
We have acted as Canadian counsel to The Bank of Nova Scotia (the “Registrant”) in connection with the registration statement on Form F-9 (the “Registration Statement”) to be filed on June 10, 2011 by the Registrant with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.
We acknowledge that we are referred to under the heading “Limitations on Enforcement of U.S. Laws Against the Bank, Its Management and Others” in the prospectus forming a part of the Registration Statement and we hereby consent to such use of our name in the Registration Statement.
Yours very truly,
/s/  Osler, Hoskin & Harcourt LLP